October 12, 2018

Jianjun Xun
Chief Executive Officer
Organic Agricultural Company Limited
6th Floor A, Chuangxin Yilu
No. 2305, Technology Chuangxincheng
Gaoxin Jishu Chanye Technology Development District
Harbin City, Heilongjiang Province
China 150090

       Re: Organic Agricultural Company Limited
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 28, 2018
           File No. 333-226810

Dear Mr. Xun:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Business of the Company
Farmland Leases, page 28

1. We note your revised disclosure in response to our prior comment 7. Please disclose the termination provisions in your lease agreements, if material.

       We remind you that the company and its management are responsible for the accuracy
 Jianjun Xun
Organic Agricultural Company Limited
October 12, 2018
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Gilmore at 202-551-3777 or Jean Yu, Assistant
Chief
Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Laura
Nicholson, Special Counsel, at 202-551-3584 with any other questions.



FirstName LastNameJianjun Xun                              Sincerely,
Comapany NameOrganic Agricultural Company Limited
                                                           Division of
Corporation Finance
October 12, 2018 Page 2                                    Office of
Transportation and Leisure
FirstName LastName